RED CAPITAL MARKETS, LLC

Statement of Cash Flows

Year ended March 31, 2016

Cash flows from operating activities:		
Net loss	$	(706,977)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized gain on securities inventory		(46,517)
Amortization and impairment expense		486,817
Depreciation and amortization of fixed assets		235
Gain on derivative instruments, net		(467,447)
Changes in operating assets and liabilities:		
Purchases of securities inventory		(4,862,027,211)
Proceeds from paydowns and sales of securities inventory		4,867,791,482
Increase in restricted cash		(1,528,745)
Decrease in remarketing agent fees receivable		43,327
Increase in receivable - affiliate		(560,077)
Increase in other assets, net		(2,290)
Increase in accrued compensation		280,254
Decrease in deferred revenue		(30,000)
Decrease in accounts payable and accrued expenses		(39,697)
Decrease in accounts payable - affiliate		(474,370)
Increase in deferred application fees and borrower deposits		1,615,868
Increase in other liabilities		41,829
Net cash provided by operating activities		4,376,481
Cash flows from financing activities:		
Net repayments under line of credit		(44,490)
Net borrowings under line of credit – affiliate		3,657,295
Net cash provided by financing activities		3,612,805
Net increase in cash and cash equivalents		7,989,286
Cash and cash equivalents, beginning of year		8,176,790
Cash and cash equivalents, end of year	$	16,166,076
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest to affiliate	$	54,615
Interest to third parties		142,604

See accompanying notes to financial statements.